EXHIBIT 99.3

Intellipharmaceutics Announces First Quarter 2012 Results

TORONTO, April 12, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three months ended February 29, 2012. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The Company recorded a loss for the three months ended February 29, 2012 of $1.9 million, or $0.12 per common share, compared with a loss of $2.7 million, or $0.22 per common share, for the three months ended February 28, 2011. The Company's decreased net loss in the first quarter ended February 29, 2012, can be attributed to the prior period's financing expense of $2.2 million partially offset by the prior period's fair value adjustment of derivative liability of $1.0 million. There was no comparable financing expense in the 2012 period; however during the 2012 period there was a fair value adjustment of derivative liability of $1.0 million related to the private placement financing completed on February 1, 2011. After adjusting for these items, the loss for the three months ended February 29, 2012 was higher by $1.4 million and is discussed below.

Loss from operations for the three months ended February 29, 2012 was $3.1 million compared with $1.8 million for the three months ended February 28, 2011. Research and development expense for the three months ended February 29, 2012 increased to $2.0 million compared to $1.2 million in the three months ended February 28, 2011. After adjusting for stock-based compensation expense, expenditures for research and development for the three months ended February 29, 2012 were higher by $0.2 million. Selling, general and administrative expenses for the three months ended February 29, 2012 increased to $1.1 million versus $0.5 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses for the three months ended February 29, 2012 were higher by $0.1 million.

At February 29, 2012, Intellipharmaceutics' cash and cash equivalents totaled $2.6 million, compared with $4.8 million at November 30, 2011. The decrease in cash during the three months ended February 29, 2012 is mainly a result of cash used in operating activities related to research and development activities. The increase in cash during the three months ended February 28, 2011 is mainly the result of cash flows from financing activities. Subsequent to the end of the quarter, the Company raised an additional $5 million in gross proceeds discussed further below.

For the three months ended February 29, 2012 net cash flows used in operating activities increased to $2.2 million, as compared to net cash flows used in operating activities for the three months ended February 28, 2011 of $2.0 million. This increase is a result of higher expenditures in research and development activities as well as higher selling, general and administrative expenses during the three months ended February 29, 2012. For the three months ended February 28, 2011 net cash flows from financing activities of $11.7 million related mainly to the gross proceeds of $12.0 million from the issuance of shares and warrants from the private placement completed on February 1, 2011.

Corporate Update

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In January 2012, Intellipharmaceutics announced the appointment of Ira Baeringer as the Vice President, Business Development of its wholly owned United States subsidiary, Intellipharmaceutics Ltd., effective February 1, 2012. Mr. Baeringer provides advice and assistance to Intellipharmaceutics with the commercialization of products in its controlled-release generic drug Abbreviated New Drug Application ("ANDA") portfolio and 505(b)(2) New Drug Application ("NDA") portfolio across markets inside and outside the United States. Mr. Baeringer brings 20 years of experience in pharmaceutical licensing, development, supply, acquisitions, divestitures, and alliance management. He was most recently with sanofi-aventis from 2009 to 2012, and was previously with Sandoz Inc., Dorland Sweeney Jones, Forest Pharmaceuticals, Inc. and TEVA Pharmaceuticals USA.

•
On March 15, 2012, Intellipharmaceutics announced the closing of a registered direct common share offering for gross proceeds of approximately $5 million. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $4.4 million. Intellipharmaceutics intends to use the net proceeds to file additional ANDAs with the Food and Drug Administration ("FDA"), to advance clinical trials for its abuse resistant Rexista™ technology and/or other NDA 505(b)(2) opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

Intellipharmaceutics' goals for 2012 include the following:

•	Obtain FDA approval of Intellipharmaceutics' generic version of Focalin XR®

•	File up to two additional ANDAs with the FDA

•	Establish one or more additional development/marketing alliances

•	Schedule a pre-IND meeting with the FDA to discuss Rexista™ oxycodone clinical development plan

•	Complete manufacturing of clinical batches of Rexista™ oxycodone

•	Initiate Phase I studies using clinical batches of Rexista™ oxycodone

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our product candidates, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three months ended February 29, 2012, will be accessible on Intellipharmaceutics' Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	February 29, 2012	November 30, 2011
	$	$
Assets
Current
Cash and cash equivalents	2,632,537	4,817,088
Accounts receivable	13,876	3,383
Investment tax credits	457,991	349,861
Prepaid expenses, sundry and other assets	194,261	124,982
	3,298,665	5,295,314

Deferred offering cost	159,750	--
Property and equipment, net	943,298	951,914
	4,401,713	6,247,228

Liabilities
Current
Accounts payable	349,548	554,210
Accrued liabilities	384,154	436,154
Employee cost payable	666,326	736,073
Current portion of capital lease obligations	46,389	43,383
Due to related parties	791,995	757,126
	2,238,412	2,526,946

Deferred revenue	--	107,091
Capital lease obligations	85,933	95,206
Warrant liability	5,611,609	6,611,015
	7,935,954	9,340,258

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,933,444 common shares	147,152	147,152
(2011 - 15,908,444)
Additional paid-in capital	22,512,912	20,822,672
Accumulated other comprehensive loss	(309,967)	(115,035)
Deficit	(25,884,338)	(23,947,819)
	(3,534,241)	(3,093,030)
	4,401,713	6,247,228

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
for the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

	2012	2011
	$	$

Revenue
Research and development	107,091	--
	107,091	--

Expenses
Research and development	2,003,427	1,189,496
Selling, general and administrative	1,149,756	530,642
Depreciation	61,370	50,513
	3,214,553	1,770,651

Loss from operations	(3,107,462)	(1,770,651)
Fair value adjustment of derivative liabilty	968,181	1,035,070
Financing expense	--	(2,223,485)
Net foreign exchange gain	210,607	248,665
Interest income	8,630	10,189
Interest expense	(16,475)	(23,281)
Loss	(1,936,519)	(2,723,493)
Other comprehensive loss
Foreign exchange translation adjustment	(194,932)	(224,923)
Comprehensive loss	(2,131,451)	(2,948,416)

Loss per common share, basic and diluted	(0.12)	(0.22)

Weighted average number of common shares outstanding, basic and diluted	15,929,323	12,355,943

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of cash flows
for the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)
	2012	2011
	$	$

Loss	(1,936,519)	(2,723,493)
Items not affecting cash
Depreciation	61,370	50,513
Stock-based compensation	1,589,843	462,739
Deferred share units	6,569	--
Interest accrual	11,301	23,305
Fair value adjustment of derivative liability	(968,181)	(1,035,070)
Financing expense	--	1,085,353
Unrealized foreign exchange (gain) loss	(197,421)	21,131
Change in non-cash operating assets & liabilities
Accounts receivable	(10,482)	(60)
Investment tax credits	(97,289)	561,812
Prepaid expenses and sundry assets	(66,776)	(50,546)
Accounts payable and accrued liabilities	(482,723)	(399,051)
Deferred revenue	(107,091)	--
Cash flows used in operating activities	(2,197,399)	(2,003,367)

Financing activities
Payments to related parties	--	(351,229)
Repayment of capital lease obligations	(10,585)	(5,657)
Issuance of common shares on exercise of stock options	--	90,818
Proceeds from issuance of shares and warrants, gross	--	12,000,000
Proceeds from issuance of shares on exercise of warrants	62,500	--
Cash flows provided from financing activities	51,915	11,733,932

Investing activity
Purchase of property and equipment	(52,755)	(3,396)
Cash flows used in investing activities	(52,755)	(3,396)

Effect of foreign exchange gain on cash held in foreign currency	13,688	21,900

(Decrease) increase in cash	(2,184,551)	9,749,069
Cash, beginning of period	4,817,088	789,136

Cash and cash equivalents, end of period	2,632,537	10,538,205

Supplemental cash flow information
Interest paid	--	113,940
Taxes paid	--	--

CONTACT:   Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, ON Canada M9W 5X2
www.intellipharmaceutics.com

Shameze Rampertab
Vice President Finance & CFO
416-798-3001 x106
investors@intellipharmaceutics.com